Exhibit 99.3

DENISON MINES CORP.

Financial Statements

for the years ending

December 31, 2012 and 2011

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Original signed by “Ron F. Hochstein”	Original signed by “David D. Cates”

Ron F. Hochstein	David D. Cates
President and Chief Executive Officer	Vice-President Finance & Tax
Chief Financial Officer

March 7, 2013

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

i

March 7, 2013

Independent Auditor’s Report

To the Shareholders of Denison Mines Corp.

We have completed integrated audits of Denison Mines Corp. and its subsidiaries’ 2012 and 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Denison Mines Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flow for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Corp. and its subsidiaries as at December 31, 2012 and 2011 and their financial performance and their cash flows for the years then ended in accordance with IFRS as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Denison Mines Corp. and its subsidiaries’ internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

ii

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Denison Mines Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by COSO.

Original signed by “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

iii

DENISON MINES CORP.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars except for share amounts)

	At December 31 2012	At December 31 2011
ASSETS
Current
Cash and cash equivalents (note 6)	$38,188	$53,515
Trade and other receivables (note 7)	2,638	12,652
Inventories (note 8)	1,792	36,106
Prepaid expenses and other	683	2,534

	43,301	104,807
Non-Current
Inventories – ore in stockpiles (note 8)	2,062	2,156
Investments (note 9)	2,843	522
Restricted cash and investments (note 10)	2,254	26,793
Property, plant and equipment (note 11)	247,888	367,370
Intangibles (note 12)	2,008	2,838

Total assets	$300,356	$504,486

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,628	$9,272
Current portion of long-term liabilities:
Deferred revenue	—	893
Post-employment benefits (note 13)	402	393
Reclamation obligations (note 14)	848	622
Debt obligations (note 15)	125	111

	8,003	11,291
Non-Current
Post-employment benefits (note 13)	3,450	3,498
Reclamation obligations (note 14)	14,816	20,954
Debt obligations (note 15)	104	110
Other liabilities (note 16)	1,005	1,082
Deferred income tax liability (note 17)	9,449	12,747

Total liabilities	36,827	49,682

EQUITY
Share capital (note 18)	979,124	974,312
Share purchase warrants (note 19)	—	—
Contributed surplus (note 20)	50,671	49,171
Deficit	(777,039)	(579,696)
Accumulated other comprehensive income (note 21)	10,773	11,017

Total equity	263,529	454,804

Total liabilities and equity	$300,356	$504,486

Issued and outstanding common shares (note 18)	388,805,915	384,660,915

Commitments and contingencies (note 26)
Subsequent events (note 27)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

Original signed by “Ron F. Hochstein”	Original signed by “Catherine J.G. Stefan”
Director	Director

DENISON MINES CORP.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Year Ended
	December 31 2012	December 31 2011
REVENUES (note 23)	$11,127	$25,796

EXPENSES
Operating expenses (note 22, 23)	(14,362)	(26,915)
Mineral property exploration (note 23)	(12,508)	(13,150)
General and administrative (note 23)	(10,475)	(9,901)
Other income (expense) (note 22)	(2,676)	(1,904)

	(40,021)	(51,870)

Income (loss) before finance charges	(28,894)	(26,074)
Finance income (expense) (note 22)	(450)	(108)

Income (loss) before taxes	(29,344)	(26,182)
Income tax recovery (expense) (note 17):
Current	318	(31)
Deferred	3,571	1,661

Net income (loss) from continuing operations	(25,455)	(24,552)
Net income (loss) from discontinued operations, net of tax (note 5)	(92,493)	(46,317)

Net income (loss) for the period	$(117,948)	$(70,869)

Comprehensive income (loss) from continuing operations:
Unrealized gain (loss) on investments-net of tax	80	(1,259)
Foreign currency translation change	4,973	(6,892)
Comprehensive income (loss) from discontinued operations:
Unrealized gain (loss) on investments-net of tax	(46)	(154)
Foreign currency translation change	(5,251)	255

Comprehensive income (loss) for the period	$(118,192)	$(78,919)

Net income (loss) per share from continuing operations:
Basic and diluted	$(0.07)	$(0.07)

Net income (loss) per share from discontinued operations:
Basic and diluted	$(0.24)	$(0.12)

Net income (loss) per share:
Basic and diluted	$(0.31)	$(0.19)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	385,352	380,838

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31 2012	December 31 2011
Share capital
Balance–beginning of period	974,312	911,681
Share issues-net of issue costs	6,556	62,114
Flow-through share premium	(1,744)	—
Employee share option exercises-cash	—	328
Employee share option exercises–non-cash	—	189

Balance–end of period	979,124	974,312

Share purchase warrants
Balance–beginning of period	—	5,830
Warrant expiries	—	(5,830)

Balance–end of period	—	—

Contributed surplus
Balance–beginning of period	49,171	41,658
Stock-based compensation expense	1,500	3,333
Employee share option exercises-non-cash	—	(189)
Warrant expiries	—	5,830
Warrant expiries–tax effect	—	(1,461)

Balance–end of period	50,671	49,171

Deficit
Balance–beginning of period	(579,696)	(508,827)
Non-cash distribution of assets (note 5)	(79,395)	—
Net loss	(117,948)	(70,869)

Balance-end of period	(777,039)	(579,696)

Accumulated other comprehensive income
Balance–beginning of period	11,017	19,067
Unrealized gain (loss) on investments	34	(1,413)
Foreign currency translation	4,973	(6,637)
Foreign currency translation realized in net income	(5,251)	—

Balance–end of period	10,773	11,017

Total Equity
Balance–beginning of period	$454,804	$469,409

Balance–end of period	$263,529	$454,804

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Consolidated Statements of Cash Flow

(Expressed in thousands of U.S. dollars)

	Year Ended
CASH PROVIDED BY (USED IN):	December 31 2012	December 31 2011
OPERATING ACTIVITIES
Net loss for the period	$(117,948)	$(70,869)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	19,261	39,979
Impairment – goodwill (note 5)	—	32,625
Impairment – mineral properties (note 5)	54,471	—
Impairment – plant and equipment (note 5)	43,473	—
Impairment – investments	64	896
Stock-based compensation	1,500	3,333
Losses (gains) on asset disposals	(65)	191
Losses (gains) on investments and restricted investments	(455)	(401)
Non-cash inventory adjustments	(34)	373
Deferred income tax expense (recovery)	(3,571)	(1,096)
Foreign exchange	(2,724)	1,390
Change in non-cash working capital items (note 22)	(741)	(26,404)

Net cash provided by (used in) operating activities	(6,769)	(19,983)

INVESTING ACTIVITIES
Acquisition of a business, net of cash equivalents acquired (note 5)	—	(59,704)
Divestiture of a business, cash divested (note 5)	(552)	—
Decrease (increase) in notes receivable	(284)	803
Purchase of investments	(1,816)	—
Expenditures on property, plant and equipment	(13,122)	(24,274)
Proceeds on sale of property, plant and equipment	104	780
Decrease (increase) in restricted cash and investments	(373)	(3,349)

Net cash provided by (used in) investing activities	(16,043)	(85,744)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	4	(181)
Issuance of common shares for:
New share issues (note 18)	6,556	62,114
Exercise of stock options (note 18)	—	328

Net cash provided by (used in) financing activities	6,560	62,261

Increase (decrease) in cash and cash equivalents	(16,252)	(43,466)
Foreign exchange effect on cash and cash equivalents	925	(573)
Cash and cash equivalents, beginning of period	53,515	97,554

Cash and cash equivalents, end of period	$38,188	$53,515

Supplemental cash flow disclosure:
Interest paid	$7	$82
Income taxes paid (recovered)	(348)	80

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Notes to the consolidated financial statements for the years ended December 31, 2012 and 2011

(Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake mill, located in the Athabasca Basin of Saskatchewan, Canada and varying ownership interests in a number of development and exploration projects located in Canada, Mongolia and Zambia. Through its environmental services division, the Company provides mine decommissioning and decommissioned site monitoring services to third parties.

The Company is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

References to “2012” and “2011” refer to the year ended December 31, 2012 and the year ended December 31, 2011 respectively.

2.	BASIS OF PRESENTATION AND RESTATEMENT OF COMPARATIVE NUMBERS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on March 7, 2013.

On June 29, 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) to sell all of its mining assets and operations located in the United States and, in conjunction with the sale, reorganize the Company’s share capital (see note 5). In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the Company has restated the presentation of its statement of comprehensive income (loss) to include only the Company’s continuing operations in the line item detail of the statement and to disclose the results of its U.S. Mining Division, net of tax, as a single line item amount. Note disclosure relating to the statement of comprehensive income (loss) has also been restated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)	Consolidation

The financial statements of the Company consolidate the accounts of DMC and its subsidiaries. Subsidiaries are those entities which DMC controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether DMC controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by DMC and are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and comprehensive income is recognized directly in equity. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company has various interests in development and exploration projects which are held through option or joint agreements. These have been classified as joint ownership interests under IFRS. These joint ownership interests have been accounted for using the undivided interest method.

(b)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. For our Canadian, Zambian and Mongolian entities, the local currency has been determined to be the functional currency.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into U.S. dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive incomes as cumulative translation adjustments.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in another entity which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

(c)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

(e)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)	Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income in the period in which they arise.

(ii)	Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of income.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that are intended to be held to maturity. Held-to-maturity investments are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)	Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows: i) a portion of “Restricted cash and investments” are classified as FVPL and any period change in fair value is recorded in net income through other income (expense). The remaining amount is classified as held-to-maturity investments; ii) “Cash and cash equivalents” and “Trade and other receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income through finance income (expense), as applicable; iii) a portion of “Investments” are classified as FVPL and any period change in fair value is recorded in net income through other income (expense). The remaining amount is classified as available-for-sale and any period change in fair value is recorded in other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in net income through other income (expense) in the period of impairment; and iv) “Accounts payable and accrued liabilities” and “Debt obligations” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income through finance income (expense), as applicable.

(f)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the debtor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and (iv) in the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)	Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)	Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(g)	Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other	3 - 5 years;

(i)	Mineral property acquisition, exploration and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration and evaluation expenditures are expensed as incurred on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, it is classified as a development mineral property and all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

(j)	Intangible assets

(i)	Identifiable intangible assets

The Company’s identifiable intangible assets are stated at cost less accumulated amortization. These assets are capitalized and amortized on a straight-line basis in the statement of income over the period of their expected useful lives. The useful lives of the assets are reviewed at least annually and adjusted if appropriate.

(ii)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment losses are recognized in the statement of income when recognized. Goodwill is allocated to each cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(k)	Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Goodwill, if any, is reviewed for impairment annually or at any time if an indicator of impairment exists.

(l)	Employee benefits

(i)	Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Unamortized experience gains and losses are being amortized on a straight-line basis over the average life expectancy remaining of this retiree group.

(ii)	Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(iii)	Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(m)	Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related assets and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of operations.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(n)	Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(o)	Current and Deferred Income tax

Income taxes are accounted for using the liability method of accounting for deferred income taxes. Under this method, the tax currently payable is based on taxable income for the period. Taxable income differs from income as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that taxable income will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(p)	Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded – with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

(q)	Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company. This is generally the case once delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized on the date when title passes.

(r)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the statement of income in the period in which they are incurred.

(s)	Earnings (loss) per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. DMC’s potentially dilutive common shares consist of outstanding stock options granted.

(t)	Accounting standards issued but not yet applied

Several pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are not yet effective for the year ended December 31, 2012 but will be for accounting periods beginning on or after January 1, 2013. Those that are applicable to the Company are listed below:

Pronouncements effective for fiscal periods of the Company beginning on or after January 1, 2014:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not evaluated the impact of adopting this standard.

Pronouncements effective for fiscal periods of the Company beginning on or after January 1, 2013:

International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 was issued in May 2011 and it provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires the venture to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Ventures.

International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.

International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and it establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.

International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended to require entities to group items within other comprehensive income based on an assessment of whether such items may or may not be reclassified to profit or loss at a subsequent date.

International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income.

The Company has conducted a preliminary review of the pronouncements effective for the Company’s fiscal period beginning January 1, 2013. Apart from additional disclosure required by IFRS12 and an immaterial change in the accounting for the Company’s post-employment benefits required by IAS19, the Company does not expect the adoption of these standards, as described above, to have a material impact on the Company’s financial statements.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Depreciation and Amortization of Property, Plant and Equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis require estimates of residual values and allocate the cost of an asset to production cost evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated using a units of production basis require estimates of residual values and allocate the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. In certain instances, the total anticipated production from a facility will require making estimates about future toll milling volumes.

Mineral property assets are amortized using a units of production basis that allocates the cost of the asset to production cost based on the current period’s mill feed as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

(b)	Valuation of Mineral Properties

The Company undertakes a review of the carrying values of mineral properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results, discounted net cash flows and current market valuations of similar properties. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts.

(c)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(d)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.	ACQUISITIONS AND DIVESTITURES

U.S. Mining Division Transaction and Denison Capital Reorganization

On June 29, 2012, the Company completed its transaction with EFR to sell all of its mining assets and operations located in the United States (the “U.S. Mining Division”) in exchange for consideration equal to 425,440,872 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the sale transaction, Denison completed the remaining steps in the Plan of Arrangement (the “Denison Arrangement”) to reorganize its capital and distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital.

In accordance with the requirements of International Financial Reporting Interpretation Committee 17, Distribution of Non-Cash Assets to Owners (“IFRIC 17”), the Company was required to fair value the U.S Mining Division assets being distributed to shareholders in the form of the EFR Share Consideration.

Immediately prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The recoverable amount was determined to be $79,395,000 based on 425,440,872 common shares of EFR to be distributed to the Company’s shareholders, a share price of CAD$0.19 per share and a CAD$ to USD$ foreign exchange rate of 0.9822.

In performing the impairment test, the Company concluded that the recoverable amount of the U.S. Mining Division was lower than the carrying value. As a result, the Company has recognized an impairment loss of $97,944,000 in the six month period ended June 30, 2012 which has been allocated on a pro rata basis between plant and equipment and mineral property assets in the U.S. Mining Division’s results.

The details of the net assets of the U.S. Mining Division sold to EFR on June 29, 2012 are as follows:

(in thousands, except share amounts)
EFR Share Consideration at fair value:
Number of EFR shares received		425,440,872
June 29, 2012 EFR share price on TSX		CAD$0.19
June 29, 2012 CAD$ to USD$ FX rate		0.9822

EFR Share Consideration at fair value		$79,395

Net assets disposed of at carrying value:
Cash		$552
Trade and other receivables		926
Inventories
Ore-in-stockpiles		25,200
Mineral concentrates and work-in-progress		8,807
Mine and mill supplies		3,758
Prepaid expenses and other		471
Restricted cash and investments		24,894
Property, plant and equipment
Plant and equipment, net of impairment		14,611
Mineral properties, net of impairment		16,466

Total assets		95,685

Accounts payable and accrued liabilities		7,704
Deferred revenue		1,150
Reclamation obligations		7,336
Other liabilities		100

Total liabilities		16,290

Net assets disposed of at carrying value		$79,395

Gain (loss) on disposal of U.S. Mining Division	$	Nil

The fair value of the EFR share consideration has been accounted for as a non-cash distribution of assets to shareholders and has been recorded as a component of Deficit in the statement of financial position (see “Consolidated Statements of Changes in Equity”).

As a result of the transaction, the Company has presented the results of the U.S. Mining Division as discontinued operations and, in accordance with IFRS 5, has revised its statement of comprehensive income (loss) to reflect this change in presentation. The consolidated statements of financial position and the consolidated statement of cash flows have not been revised. A summary of the impact of the discontinued operations on the consolidated statement of cash flows is presented below.

The consolidated statement of income (loss) for the U.S Mining Division discontinued operation for 2012 and 2011 is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Revenues
Mineral concentrates	37,419	67,699
Services and other	275	3,305

	$37,694	$71,004

Expenses
Operating expenses	(31,300)	(76,245)
Mineral property exploration	(470)	(678)
General and administrative	(5,750)	(7,637)
Impairment-goodwill	—	(32,625)
Impairment-mineral properties	(54,471)	—
Impairment-plant and equipment	(43,473)	—
Other income (expense)	5,165	385

	(130,299)	(116,800)

Income (loss) before finance charges	(92,605)	(45,796)
Finance income (expense)	114	70

Income (loss) before taxes	(92,491)	(45,726)
Income tax recovery (expense)
Current	(2)	(26)
Deferred	—	(565)

Net income (loss) for the period	$(92,493)	$(46,317)

The total estimated transaction costs incurred by Denison relating to the transaction (and included in general and administrative expense above) for 2012 amounted to $2,502,000.

Cash flows for the U.S Mining Division discontinued operation for 2012 and 2011 is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Cash inflow (outflow):
Operating activities	10,683	(815)
Investing activities	(9,489)	(83,028)
Financing activities	—	—

Net cash inflow (outflow) for the period	$1,194	$(83,843)

Acquisition of White Canyon Uranium Limited

On June 17, 2011, DMC’s offer to acquire all of the outstanding shares of White Canyon Uranium Limited (“WCU”) closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were initiated on June 20, 2011 and were completed in early August 2011. DMC’s cash offer of AUD $0.24 per WCU share resulted in a total purchase price of USD$61,027,000 (AUD$57,163,000).

On June 29, 2012, the shares of WCU were sold to EFR as part of the U.S Mining Division divestiture.

As a result of the acquisition, the Company acquired WCU’s key assets located in south eastern Utah, near Denison’s formerly owned White Mesa mill. WCU’s primary holdings consisted of 100% interests in the Daneros producing mine, the Lark Royal advanced project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects.

This transaction was accounted for as a business combination, using the purchase method, with DMC as the acquirer. WCU’s results of operations were consolidated with those of Denison commencing as at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill.

The following table summarizes the consideration paid for WCU and the final fair value of assets acquired and liabilities assumed as at the June 17, 2011 acquisition date. These fair values were as follows:

(in thousands)	Final Fair Values
Cash and cash equivalents	$1,323
Trade and other receivables	158
Inventories
Ore-in-stockpiles	3,711
Uranium concentrates and work-in-progress	584
Prepaid expenses and other	42
Restricted cash and investments	147
Property, plant and equipment
Plant and equipment	26
Mineral properties	23,916
Goodwill	32,625

Total assets	62,532

Accounts payable and accrued liabilities	1,989
Reclamation obligations	81
Deferred income tax liability	(565)

Total liabilities	1,505

Total cash consideration	$61,027

The goodwill relating to the acquisition was allocated to the U.S. Mining segment and was tested for impairment at the end of 2011. In performing the impairment test for the U.S. mining segment in 2011, the Company concluded that the recoverable amount of the segment was lower than its carrying value. As a result, the Company has recognized an impairment loss of $32,625,000 which it has fully allocated to goodwill. The Company used a fair value less costs to sell cash flow model to determine the recoverable amount for the segment. The future net cash flow model included estimates for commodity prices, recoverable reserves and resources, operating costs and capital costs.

Nominal uranium spot price projections used in the cash flow projection were within the range of current market consensus observed during the fourth quarter of 2011 and ranged from $54.00 to $81.00 per pound. All of these prices were discounted using a cumulative annual 2% inflation rate. The post tax discount rate used in the model was 9%.

The consolidated statement of income (loss) for 2011 includes revenue of $nil and net loss of $33,637,000 (including the goodwill impairment charge noted above) with respect to the former operations of WCU. The Company included the results of WCU as part of its U.S. mining segment.

The total transaction costs incurred by Denison relating to the acquisition, and included in general and administrative expenses for 2011 amounted to $1,425,000.

6.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Cash	$4,614	$24,999
Cash equivalents	33,574	28,516

	$38,188	$53,515

7.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Trade receivables – mineral concentrate sales	$—	$7,762
Trade receivables – other	1,684	3,746
Receivables in joint ownership arrangements	186	346
Sales tax receivables	322	279
Sundry receivables	144	446
Notes and lease receivables	302	73

	$2,638	$12,652

8.	INVENTORIES

The inventories balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Uranium concentrates and work-in-progress	$4	$14,676
Vanadium concentrates and work-in-progress	—	18
Inventory of ore in stockpiles	2,203	17,515
Mine and mill supplies	1,647	6,053

	$3,854	$38,262

Inventories—by duration:
Current	$1,792	$36,106
Long-term – ore in stockpiles	2,062	2,156

	$3,854	$38,262

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

9.	INVESTMENTS

The investments balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Investments:
Equity instruments at fair value	$2,843	$522

	$2,843	$522

At December 31, 2012, investments consist of equity instruments in publicly-traded companies at a fair value of $2,843,000 (December 31, 2011: $522,000).

Investment Purchases and Impairments

During 2012, the Company acquired additional equity instruments at a cost of $1,816,000.

During 2012 and 2011, the Company recorded investment impairment charges of $64,000 and $896,000, respectively. The resulting loss has been included in other income (expense) in the consolidated statements of income (loss) (see note 22).

10.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Cash	$42	$1
Cash equivalents	2,212	2,512
Investments	—	24,280

	$2,254	$26,793

Restricted cash and investments – by item:
U.S. mill and mine reclamation	$—	$24,651
Elliot Lake reclamation trust fund	2,254	2,142

	$2,254	$26,793

U.S. Mill and Mine Reclamation

The Company had cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with its formerly owned White Mesa mill and U.S. mining properties.

In 2012, the Company did not deposit any monies into its collateral account (2011: $3,200,000). The Company has divested these assets as part of its U.S. Mining Division transaction with EFR (see note 5).

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2012, the Company deposited an additional $731,000 (CAD$732,000) into the Elliot Lake Reclamation Trust Fund and withdrew $697,000 (CAD$696,000).In 2011, the Company deposited an additional $706,000 (CAD$695,000) into the Elliot Lake Reclamation Trust Fund and withdrew $1,175,000 (CAD$1,163,000).

11.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Plant and equipment:
Cost	$91,467	$191,067
Construction-in-progress	7,880	7,183
Accumulated depreciation	(12,143)	(53,804)

Net book value	$87,204	$144,446

Mineral properties:
Cost	$160,915	$230,403
Accumulated amortization	(231)	(7,479)

Net book value	$160,684	$222,924

Net book value	$247,888	$367,370

The property, plant and equipment continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value
Plant and equipment:
Balance – January 1, 2011	$193,157	$(43,314)	$149,843
Additions	8,297	—	8,297
Amortization	—	(72)	(72)
Business acquisition (note 5)	70	(44)	26
Depreciation	—	(11,876)	(11,876)
Disposals	(2,102)	1,131	(971)
Reclamation adjustment	1,046	60	1,106
Foreign exchange	(2,218)	311	(1,907)

Balance – December 31, 2011	$198,250	$(53,804)	$144,446

Additions	4,231	—	4,231
Amortization	—	(55)	(55)
Depreciation	—	(5,293)	(5,293)
Disposals	(505)	466	(39)
Business divestiture (note 5)	(61,368)	46,757	(14,611)
Impairment (note 5)	(43,473)	—	(43,473)
Reclamation adjustment	152	—	152
Foreign exchange	2,060	(214)	1,846

Balance – December 31, 2012	$99,347	$(12,143)	$87,204

Mineral properties:
Balance – January 1, 2011	$193,727	$(1,406)	$192,321
Additions	19,429	—	19,429
Amortization	—	(6,078)	(6,078)
Business acquisition (note 5)	23,916	—	23,916
Foreign exchange	(6,669)	5	(6,664)

Balance – December 31, 2011	$230,403	$(7,479)	$222,924

Additions	10,293	—	10,293
Amortization	—	(1,710)	(1,710)
Business divestiture (note 5)	(25,430)	8,964	(16,466)
Impairment (note 5)	(54,471)	—	(54,471)
Foreign exchange	120	(6)	114

Balance – December 31, 2012	$160,915	$(231)	$160,684

Plant and Equipment—Mining

The Company had a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. The Company divested these assets as part of its U.S. Mining Division transaction with EFR (see note 5).

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The mill is currently on stand-by and is scheduled to remain so for part of 2013 with start-up anticipated during 2013. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of mill feed from future toll milling.

Plant and Equipment—Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mongolia and Zambia which are held directly or through option or joint venture agreements.

The most significant of the Company’s mineral property interests are as follows:

Canada

The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada.

Other significant mineral property interests that the Company has in Canada, also located in the Athabasca Basin, include:

a)	Wheeler River – the Company has a 60% interest in the project;

b)	Moore Lake – the Company has a 75% interest in the project subject to a 2.5% net smelter return royalty;

c)	Wolly – the Company has a 22.5% interest in the project; and

d)	Park Creek – the Company has entered into an option agreement to earn up to a 75% interest in the project. Under the option, the Company was required to incur exploration expenditures of CAD$2,800,000 on or before December 31, 2008 to earn an initial 49% interest and has an opportunity to earn an additional 26% interest by incurring a further CAD$3,350,000 on or before December 31, 2017. As at December 31, 2012, the Company has incurred a total of CAD$4,219,000 towards the option and has earned a 49% ownership interest in the project.

United States

The Company had 100% interests in various mines in the Colorado Plateau, Arizona Strip, Henry Mountain and White Canyon mining districts located in Colorado, Arizona and Utah some of which were acquired in June 2011, in conjunction with the Company’s purchase of WCU (see note 5). The Company has divested these assets as part of its U.S. Mining Division transaction with EFR (see note 5).

Mongolia

The Company currently has an 85% interest (70% interest at December 31, 2011) in and is the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other party to the GSJV is the Mongolian government with a 15% interest. The results of the GSJV have been 100% consolidated in these financial statements since the Company exercises control and its partner in the GSJV has a carried interest at this time.

Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest will be held by Mon-Atom LLC, the Mongolian state owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending government reviews and authorizations. In March 2012, the Company acquired the interest of Geologorazvedka, a Russian entity which held 15%, for cash consideration of $742,000, including transaction fees, and the release of the Russian entity’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan and the payment of $742,000 has been expensed and included in other income (expense) in the statements of operations (see note 22).

The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. Discussions with Mon-Atom are progressing and the anticipated timing of the completion of the restructuring is uncertain at this time.

Zambia

The Company has a 100% interest in the Mutanga project located in Zambia.

12.	INTANGIBLES

The intangibles balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Cost	$7,438	$7,276
Accumulated amortization	(5,430)	(4,438)

Net book value	$2,008	$2,838

Net book value-by item:
UPC management services agreement	2,008	2,838

Net book value	$2,008	$2,838

The intangibles continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value
Balance – January 1, 2011	$7,439	$(3,645)	$3,794
Amortization	—	(898)	(898)
Foreign exchange	(163)	105	(58)

Balance – December 31, 2011	$7,276	$(4,438)	$2,838

Amortization	—	(888)	(888)
Foreign exchange	162	(104)	58

Balance – December 31, 2012	$7,438	$(5,430)	$2,008

UPC Management Services Agreement

The UPC management services agreement is associated with the acquisition of Denison Mines Inc (“DMI”) in 2006. The contract is being amortized over its estimated useful life.

13.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 31, 2011. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below:

•	Discount rate of 3.65%;

•	Medical cost trend rates at 7.00% per annum initially, grading down to 4.50% per annum over 20 years and remaining at 4.50% per annum thereafter; and

•	Dental cost trend rates at 4.00% per annum for the first ten years, 3.50% per annum for the following ten years and 3.0% per annum thereafter;

The post-employment benefits balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Accrued benefit obligation	$3,664	$3,685
Unamortized experience gain	188	206

	$3,852	$3,891

Post-employment benefits liability-by duration:
Current	$402	$393
Non-current	3,450	3,498

	$3,852	$3,891

The post-employment benefits continuity summary is as follows:

(in thousands)
Balance—January 1, 2011	$4,019
Benefits paid	(304)
Interest cost	285
Amortization of experience gain	(23)
Foreign exchange	(86)

Balance—December 31, 2011	$3,891

Benefits paid	(235)
Interest cost	132
Amortization of experience gain	(22)
Foreign exchange	86

Balance—December 31, 2012	$3,852

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 9.5 years as per the December 31, 2011 actuarial valuation.

14.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Reclamation liability—by location:
U.S Mill and Mines	$—	$7,140
Elliot Lake	12,673	11,800
McClean and Midwest Joint Ventures	2,991	2,636

	$15,664	$21,576

Reclamation and remediation liability—by duration:
Current	848	622
Non-current	14,816	20,954

	$15,664	$21,576

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance—January 1, 2011	$17,565
Accretion	1,169
Business acquisition (see note 5)	81
Expenditures incurred	(812)
Liability adjustments-income statement	2,690
Liability adjustments-balance sheet	1,106
Foreign exchange	(223)

Balance—December 31, 2011	$21,576

Accretion	990
Business divestiture (see note 5)	(7,336)
Expenditures incurred	(797)
Liability adjustments-income statement	762
Liability adjustments-balance sheet	151
Foreign exchange	318

Balance—December 31, 2012	$15,664

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 4.98% to 5.67%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs was $23,082,000. The Company has divested these liabilities as part of it U.S. Mining Division transaction with EFR (see note 5).

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 5.26% (2011: 5.41%). As at December 31, 2012, the undiscounted amount of estimated future reclamation costs is $27,967,000 (CAD$27,825,000) (December 31, 2011: $26,990,000 (CAD$27,448,000)).

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 10).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 5.26% (2011: 5.41%). As at December 31, 2012, the undiscounted amount of estimated future reclamation costs is $9,496,000 (CAD$9,448,000) (2011: $9,105,000 (CAD$9,260,000)). Reclamation costs are expected to be incurred between 2025 and 2052.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at December 31, 2012, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000.

15.	DEBT OBLIGATIONS

The debt obligations balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Notes payable and other financing	$229	$221

	$229	$221

Debt obligations, by duration:
Current	125	111
Non-current	104	110

	$229	$221

Revolving Line of Credit

In June 2012, the Company entered into a revolving term credit facility (the “facility”) with the Bank of Nova Scotia for up to $15,000,000. The maturity date of the facility is June 28, 2013. This facility replaced a previously existing $35,000,000 revolving term facility.

The facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012; and (ii) 50% of positive net income in each fiscal quarter from and including March 31, 2012.

DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees.

At December 31, 2012, the Company has no outstanding borrowings under the facility (December 31, 2011—$nil) and it is in compliance with its facility covenants. At December 31, 2012, approximately $9,748,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2011—$9,536,000). During 2012, the Company did not incur any interest under the facility.

The Company has deferred $40,000 (CAD$39,000) of incremental costs associated with the set-up of the facility. These costs are being amortized over the one year term of the facility. The unamortized portion of the asset is included in “prepaid expenses and other” on the consolidated balance sheet.

Scheduled Debt Obligation Maturities

The table below represents currently scheduled maturities of debt obligations over the next 4 years when it will be paid in full:

(in thousands)
2013	$125
2014	59
2015	35
2016	10

$229

16.	OTHER LIABILITIES

The other liabilities balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Unamortized fair value of toll milling contracts	$1,005	$982
Other	—	100

	$1,005	$1,082

Other long-term liabilities—by duration:
Current	—	—
Non-current	1,005	1,082

	$1,005	$1,082

Unamortized fair values of toll milling contracts are amortized to revenue on a pro-rata basis over the estimated volume of the applicable contract.

17.	INCOME TAXES

The income tax recovery (expense) balance from continuing operations consists of:

(in thousands)	2012	2011
Current income tax:
Based on taxable income for the period	$—	$—
Prior period (under) over provision	318	(31)

	318	(31)

Deferred income tax:
Origination/reversal of temporary differences	2,668	1,130
Tax benefit-previously unrecognized tax assets	—	1,668
Change in tax rates	(23)	—
Prior year (under) over provision	926	(1,137)

	3,571	1,661

Income tax recovery (expense)	$3,889	$1,630

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2012	2011
Income (loss) before taxes	$(29,344)	$(26,182)
Combined Canadian tax rate (1)	26.50%	28.25%

Income tax recovery (expense) at combined rate	7,776	7,397
Difference in foreign tax rates	(190)	(898)
Non-deductible amounts	(1,272)	(3,122)
Non-taxable amounts	—	665
Previously unrecognized future tax assets	—	1,668
Renunciation of tax attributes-flow through shares	—	(1,080)
Change in deferred tax assets not recognized	(4,265)	(1,402)
Prior year (under) over provision	1,244	(1,168)
Other	596	(430)

Income tax recovery (expense)	$3,889	$1,630

(1)	The combined Canadian federal / provincial tax rate declined in 2012 to reflect: a) a 1.5% decrease in the federal tax rate from 16.5% to 15.0% effective January 1, 2012; and b) a 0.5% decrease in the Ontario tax rate from 12.0% to 11.5% effective July 1, 2011.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

(in thousands)	At December 31 2012	At December 31 2011
Deferred income tax assets:
Property, plant and equipment, net	$394	$390
Deferred revenue	—	373
Post-employment benefits	1,039	1,048
Reclamation and remediation obligations	4,225	6,879
Other long-term liabilities	271	265
Tax loss carry forwards	4,720	22,414
Other	5,520	3,984

Deferred income tax assets-gross	16,169	35,353
Set-off against deferred income tax liabilities	(16,169)	(35,353)

Deferred income tax assets-per balance sheet	$—	$—

Deferred income tax liabilities:
Inventory	$(594)	$(1,848)
Investments	—	(19)
Property, plant and equipment, net	(23,481)	(43,978)
Intangibles	(542)	(764)
Other	(1,001)	(1,491)

Deferred income tax liabilities-gross	(25,618)	(48,100)
Set-off of deferred income tax assets	16,169	35,353

Deferred income tax liabilities-per balance sheet	$(9,449)	$(12,747)

The deferred income tax liability continuity summary is as follows:

(in thousands)
Balance—January 1, 2011	$(13,408)
Recognized in profit/loss	1,096
Recognized in OCI	129
Recognized in equity	(1,461)
Acquired in business combination (note 5)	565
Other, including foreign exchange gain/loss	332

Balance—December 31, 2011	$(12,747)

Recognized in profit/loss	3,571
Other, including foreign exchange gain/loss	(273)

Balance—December 31, 2012	$(9,449)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

(in thousands)	At December 31 2012	At December 31 2011
Deferred income tax assets not recognized
Investments	$117	$177
Property, plant and equipment	9,125	8,386
Tax losses – capital	31,208	3,081
Tax losses – operating	19,560	55,690
Tax credits	761	681
Other deductible temporary differences	2,615	4,436

Deferred income tax assets not recognized	$63,386	$72,451

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

(in thousands)	Expiry Date	At December 31 2012	At December 31 2011
Tax losses—gross
Australia	Unlimited	$584	$5,664
Canada	2028-2032	75,217	42,468
Mongolia	2018-2020	742	436
United States	2026-2031	—	150,281
Zambia	2013-2022	13,134	8,963

Tax losses—gross		89,677	207,812
Tax benefit at tax rate of 25%—41.84%		24,280	78,104
Set-off against deferred tax liabilities		(4,720)	(22,414)

Total tax loss assets not recognized		19,560	55,690

Tax credits
Canada	2028-2032	761	681

Total tax credit assets not recognized		$761	$681

18.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares
Balance at January 1, 2011	366,200,665	$911,681

Issued for cash:
New issue gross proceeds	18,300,000	66,024
New issue gross issue costs	—	(3,910)
Exercise of stock options	160,250	328
Fair value of stock options exercised	—	189

	18,460,250	62,631

Balance at December 31, 2011	384,660,915	$974,312

Issued for cash:
New issue gross proceeds	4,145,000	7,019
New issue gross issue costs	—	(463)
Flow-through share premium liability	—	(1,744)

	4,145,000	4,812

Balance at December 31, 2012	388,805,915	$979,124

New issues

In March 2011, the Company closed a public offering of 18,300,000 common shares at a price of CAD$3.55 per share for gross proceeds of $66,024,000 (CAD$64,965,000).

In October 2012, the Company completed a private placement of 4,145,000 flow-through common shares at a price of CAD$1.69 per share for gross proceeds of $7,019,000 (CAD$7,005,000). The shares are subject to a four month hold period which will expire on February 27, 2013. The related flow-through share premium liability has been included as a component of accounts payable and accrued liabilities on the balance sheet.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2012, the Company estimates that is has spent CAD$386,000 of its CAD$7,005,000 October 2012 flow-through share obligation. The Company plans to spend the remaining monies related to its flow-through share obligation in 2013. The Company renounced the income tax benefits of this issue to its subscribers in February 2013.

19.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares Issuable
Balance at January 1, 2011	6,408,000	$5,830
Warrants expired – March 2006 Series (1)	(6,408,000)	(5,830)

Balance at December 31, 2011 and 2012	—	$(5,830)

(1)	The March 2006 series had an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expired on March 1, 2011.

20.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at December 31, 2012, an aggregate of 13,019,450 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding—beginning of period	7,464,414	$2.70
Granted	2,167,000	1.49
Forfeitures – U.S Mining Division (1)	(2,404,250)	2.27
Forfeitures	(213,399)	2.72

Stock options outstanding—end of period	7,013,765	$2.47

Stock options exercisable—end of period	5,326,765	$2.65

(1)	Represents the options forfeited by the employee group associated with the U.S. Mining Division divestiture to EFR (see note 5).

A summary of the Company’s stock options outstanding at December 31, 2012 is presented below:

Range of Exercise Prices per Share (CAD$)	Weighted Average Remaining Contractual Life (Years)	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding
$ 1.16 to $ 2.49	2.10	5,088,626	$1.84
$ 2.50 to $ 4.99	2.75	1,160,800	3.19
$ 5.00 to $ 7.49	2.11	684,339	5.34
$ 7.50 to $ 7.95	0.37	80,000	7.95

Stock options outstanding— end of period	2.19	7,013,765	$2.47

Options outstanding at December 31, 2012 expire between February 2013 and December 2017.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

	2012	2011
Risk-free interest rate	1.21% – 1.39%	1.56% – 2.34%
Expected stock price volatility	65.5% – 92.8%	90.7% – 92.4%
Expected life	3.7 years	3.7 years
Estimated forfeiture rate (1)	4.7%	5.1%
Expected dividend yield	—	—
Fair value per share under options granted	CAD$0.56 – CAD$0.97	CAD$0.99 – CAD$2.04

(1)	The estimated forfeiture rate excludes 2,404,250 stock options that were forfeited in the third quarter of 2012 due to the U.S. Mining Division transaction with EFR (see note 5).

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $1,500,000 for 2012 and $3,333,000 for 2011. At December 31, 2012, the Company had an additional $559,000 in stock-based compensation expense to be recognized periodically to December 2014.

21.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Cumulative foreign currency translation	$11,058	$11,336
Unrealized gains (losses) on investments
Gross	(285)	(319)
Tax effect	—	—

	$10,773	$11,017

22.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses from continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Cost of goods and services sold:
COGS – mineral concentrates	$—	$(6,659)
Operating Overheads:
Mining, other development expense	(5,674)	(3,353)
Milling, conversion expense	(72)	(6,123)
Less absorption:
-Stockpiles, mineral properties	2,278	2,614
-Concentrates	—	6,028
Cost of services	(10,131)	(16,240)
Inventory–non-cash adjustments	—	(223)

Cost of goods and services sold	(13,599)	(23,956)
Reclamation asset amortization	(32)	(12)
Reclamation liability adjustments	(762)	(2,732)
Post-employment experience gain amortization	22	23
Selling expenses	—	(126)
Sales royalties and capital taxes	9	(112)

Operating expenses	$(14,362)	$(26,915)

The components of other income (expense) from continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Gains (losses) on:
Foreign exchange	$(2,526)	$(1,108)
Disposal of property, plant and equipment	67	343
Investment impairments	(64)	(896)
Investment fair value through profit (loss)	523	—
Restructuring of GSJV (see note 11)	(742)	—
Other	66	(243)

Other income (expense)	$(2,676)	$(1,904)

The components of finance income (expense) from continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Interest income	$483	$898
Interest expense	(7)	9
Accretion expense-reclamation obligations	(794)	(730)
Accretion expense-post-employment benefits	(132)	(285)

Finance income (expense)	$(450)	$(108)

A summary of depreciation expense recognized in the statement of income (loss) from continuing operations is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Operating expenses:
Mining, other development expense	$(316)	$(322)
Milling, conversion expense	(39)	(88)
Cost of services	(311)	(411)
Mineral property exploration	(96)	(121)
General and administrative	(86)	(131)

Depreciation expense—gross	$(848)	$(1,073)

A summary of employee benefits expense recognized in the statement of income (loss) for continuing operations is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Salaries and short-term employee benefits	$(10,135)	$(10,572)
Share-based compensation	(1,591)	(2,151)
Termination benefits	(1,054)	—

Employee benefits expense	$(12,780)	$(12,723)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Change in non-cash working capital items:
Trade and other receivables	$9,449	$6,758
Inventories	(14,025)	(23,304)
Prepaid expenses and other assets	1,314	(629)
Accounts payable and accrued liabilities	3,296	(5,667)
Post-employment benefits	(235)	(304)
Reclamation obligations	(797)	(812)
Deferred revenue	257	(2,446)

Change in non-cash working capital items	$(741)	$(26,404)

23.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and other customers and general corporate expenses not allocated to the other segments.

For the year ended December 31, 2012, business segment results from continuing operations were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	—	—	—	11,127	11,127

Expenses:
Operating expenses	(4,153)	—	(78)	(10,131)	(14,362)
Mineral property exploration	(5,725)	(3,156)	(3,627)	—	(12,508)
General and administrative	—	(788)	(1,115)	(8,572)	(10,475)

	(9,878)	(3,944)	(4,820)	(18,703)	(37,345)

Segment income (loss)	(9,878)	(3,944)	(4,820)	(7,576)	(26,218)

Revenues – supplemental:
Environmental services	—	—	—	9,456	9,456
Management fees and commissions	—	—	—	1,671	1,671

	—	—	—	11,127	11,127

Capital additions: (1)
Property, plant and equipment	1,348	236	2,165	325	4,074

Long-lived assets:
Plant and equipment
Cost	93,104	600	1,217	4,426	99,347
Accumulated depreciation	(9,119)	(410)	(713)	(1,901)	(12,143)
Mineral properties	74,041	8,337	78,306	—	160,684
Intangibles	—	—	—	2,008	2,008

	158,026	8,527	78,810	4,533	249,896

(1)	In June 2012, the Company divested its U.S. Mining Division (see note 5). The capital additions amount reported above excludes $10,450,000 of capital additions attributable to the former U.S. mining segment.

For the year ended December 31, 2011, business segment results from continuing operations were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	7,693	—	—	18,103	25,796

Expenses:
Operating expenses	(10,618)	—	(32)	(16,265)	(26,915)
Mineral property exploration	(6,783)	(3,971)	(2,396)	—	(13,150)
General and administrative	—	(891)	(1,035)	(7,975)	(9,901)

	(17,401)	(4,862)	(3,463)	(24,240)	(49,966)

Segment income (loss)	(9,708)	(4,862)	(3,463)	(6,137)	(24,170)

Revenues – supplemental:
Uranium concentrates	7,693	—	—	—	7,693
Environmental services	—	—	—	16,190	16,190
Management fees and commissions	—	—	—	1,913	1,913

	7,693	—	—	18,103	25,796

Capital additions: (1)
Property, plant and equipment	732	610	1,650	1,090	4,082

Long-lived assets:
Plant and equipment
Cost	90,048	485	968	4,176	95,677
Accumulated depreciation	(8,676)	(388)	(630)	(1,662)	(11,356)
Mineral properties	72,094	8,222	77,975	—	158,291
Intangibles	—	—	—	2,838	2,838

	153,466	8,319	78,313	5,352	245,450

(1)	In June 2012, the Company divested its U.S. Mining Division (see note 5). The capital additions amount reported above excludes $23,644,000 of capital additions attributable to the former U.S. mining segment.

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its uranium concentrates and other services with a relatively small number of customers. During 2012, three customers from the services and other segment accounted for approximately 86% of total revenues consisting of 46%, 25% and 15% individually. In 2011, one customer from the mining segment and two customers from the services and other segment accounted for approximately 88% of total revenues consisting of 39%, 30% and 19% individually.

24.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income and sold uranium concentrates to UPC.

The following transactions were incurred with UPC for the periods noted:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Revenue:
Management fees	$1,671	$1,913
Commission and transaction fees	—	—

	$1,671	$1,913

At December 31, 2012, accounts receivable includes $143,000 (December 31, 2011: $226,000) due from UPC with respect to the fees and transactions indicated above.

On January 3, 2011, the U.S. Mining Division borrowed 150,000 pounds of U3O8 from UPC pursuant to a uranium concentrate loan agreement between the parties. As collateral for the loan, the Company issued an irrevocable standby-letter of credit in favour of UPC in the amount of $12,045,000. On March 30, 2011, the U.S. Mining Division repaid 150,000 pounds of U3O8 to UPC. Loan fees incurred by the U.S. Mining Division under the agreement were $91,000. In 2011, the loan fees have been paid and the irrevocable standby-letter of credit has been cancelled.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This long-term offtake agreement has been assigned to EFR as part of the U.S. Mining Division transaction (see note 5).

KEPCO also entered into a strategic relationship agreement. Pursuant to this agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. In addition, KEPCO is entitled to designate two persons to be nominated to Denison’s board of directors if it maintains at least a 15% share interest in Denison, which is permanently reduced to one board of director nomination if KEPCO’s share interest falls to between 5% and 15%.

The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire.

As at December 31, 2012, KEPCO’s holds 58,000,000 shares of Denison representing a share interest of approximately 14.92%. Under the terms of the strategic relationship agreement, KEPCO is now only entitled to nominate one director to Denison’s board of directors.

Other

During 2012, the Company has incurred management and administrative service fees and other expenses of $75,000 (2011: $176,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2012, an amount of $nil (December 31, 2011: $nil) was due to this company.

During 2012, the Company has incurred legal fees of $299,000 from a law firm of which a director of the Company is a partner. At December 31, 2012, an amount of $285,000 is due to this legal firm.

During 2012, the Company has incurred fees of $52,000 for air chartered services from a company owned by the Chairman of the Company. At December 31, 2012, an amount of $nil is due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Salaries and short-term employee benefits	$1,614	$2,210
Share-based compensation	1,127	1,872
Termination benefits	867	—

Key management personnel compensation	$3,608	$4,082

25.	CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash and cash equivalents and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions via a system of cash call requests which are reviewed by the key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company manages its capital by review of the following measure:

(in thousands)	At December 31 2012	At December 31 2011
Net cash:
Cash and cash equivalents	$38,188	$53,515
Debt obligations – current	(125)	(111)
Debt obligations – long term	(104)	(110)

Net cash	37,959	53,294

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)	Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount its cash and cash equivalents, trade and other receivables and restricted cash and investments represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

(in thousands)	At December 31 2012	At December 31 2011
Cash and cash equivalents	$38,188	$53,515
Trade and other receivables	2,638	12,652
Restricted cash and investments	2,254	26,793

	$43,080	$92,960

The Company limits cash and cash equivalent and restricted cash and investment risk by dealing with credit worthy financial institutions.

The Company’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship with through its past dealings.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and its access to credit facilities, if required.

The maturities of the Company’s financial liabilities are as follows:

(in thousands)	Within 1 Year	1 to 5 Years
Accounts payable and accrued liabilities	$6,628	$—
Debt obligations (Note 15)	125	104

	$6,753	$104

(c)	Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures as its subsidiaries incur operating and capital costs denominated in local currencies. Foreign exchange risk also arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.

The impact of the U.S dollar strengthening at December 31, 2012 against the Company’s foreign currencies, with all other variables held constant, is as follows:

(in thousands except foreign exchange rates)	Dec.31’2012 Foreign Ex- Change Rate	Sensitivity Foreign Ex- Change Rate	Change in net income (loss)
Currency risk
Canadian dollar (“CAD”)	0.9949	1.1055	$8,763
Zambian kwacha (“ZMK”)	5,285.41	5,813.95	(4,383)
Mongolian tugrog (“MNT”)	1,380.07	1,518.08	(3,610)

			$770

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)	Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2012:

(in thousands)	Change in net income (loss)	Change in comprehensive income (loss)
Equity price risk
10% increase in equity prices	$233	$284

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2012:

	Financial	Fair	December 31, 2012
(in thousands)	Instrument Category(1)	Value Hierarchy	Fair Value	Carrying Value
Financial Assets:
Cash and equivalents	Category D		$38,188	$38,188
Trade and other receivables	Category D		2,638	2,638
Investments
Equity instruments	Category A	Level 1	2,332	2,332
Equity instruments	Category B	Level 1	511	511
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,254	2,254

			$45,923	$45,923

Financial Liabilities:
Account payable and accrued liabilities	Category E		6,628	6,628
Debt obligations	Category E		229	229

			$6,857	$6,857

(1)	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

26.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. The outcome of this proceeding has yet to be determined; however, an adverse decision may have a material impact on the Company. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2012, the Company had outstanding bonds and letters of credit of $9,748,000 of which $9,748,000 is collateralized by a reduction in the Company’s line of credit limit available for general corporate purposes (see note 15).

Others

The Company has committed to payments under various operating leases and other commitments. The future minimum payments are as follows:

(in thousands)
2013	$404
2014	317
2015	236
2016	97
2017	16
2018 and thereafter	—

$1,070

27.	SUBSEQUENT EVENTS

On January 31, 2013, Denison closed its previously announced plan of arrangement (the “JNR Arrangement”) to acquire all of the outstanding common shares of JNR Resources Inc. (“JNR”). Pursuant to the JNR Arrangement, the former shareholders of JNR received, for each JNR common share held, 0.073 of a Denison common share (the “Exchange Ratio”). All of the outstanding options and common share purchase warrants of JNR were exchanged for options and warrants to purchase common shares of Denison with a number and exercise price determined by reference to the Exchange Ratio. On closing, Denison issued 7,975,479 common shares with a value of approximately CAD$10,900,000.

On January 16, 2013, Denison announced the signing of a Binding Letter of Intent to acquire a portfolio of assets from Fission Energy Corp. (“Fission”) which include its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut and its interests in two joint ventures in Namibia (collectively, the “Assets”). Denison entered into an arrangement agreement with Fission on March 7, 2013 (the “Fission Arrangement”). Under the terms of the Fission Arrangement, Denison will offer shareholders of Fission 0.355 shares of Denison for each Fission share held. The completion of the transaction is conditional upon, among other things, certain assets of Fission being spun out to a new company. Denison expects to issue approximately 49,200,000 common shares to complete the acquisition, which values the Assets at approximately CAD$62,500,000 based on Denison’s closing share price of CAD$1.27 per share on March 6, 2013.